UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

September 11, 2025

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Registrant”) as of September 11, 2025.

The information contained in Exhibit 1 to this Form 6-K, except (i) the heading entitled “About BAT” and the five paragraphs included thereunder and (ii) the last sentence of the first paragraph under the heading “Forward-looking statements” is incorporated by reference into the Form S-8 Registration Statements File Nos. 333-223678, 333-219440, 333-237186, 333-285085 and 333-289164 of the Registrant and into the Form F-3 Registration Statement File Nos. 333-288448, 333-288448-01, 333-288448-02, 333-288448-03, 333-288448-04 and 333-288448-05 of the Registrant, British American Tobacco Holdings (The Netherlands) B.V., B.A.T Capital Corporation, B.A.T. Netherlands Finance B.V., Reynolds American Inc. and B.A.T. International Finance p.l.c., and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “British American Tobacco p.l.c. (“BAT” or the “Company”) – BAT Announces Management Board Changes” dated September 11, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Christopher Worlock
	Name:	Christopher Worlock
	Title:	Assistant Secretary

Date:  September 11, 2025